

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 12, 2010

R. Byron Carlock, Jr.
Chief Executive Officer
CNL Diversified Lifestyle Properties, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

> **Re:** **CNL Diversified Lifestyle Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 15, 2010**
> **File No. 333-168129**

Dear Mr. Carlock:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3.   We note your disclosure that you intend to invest in mortgage, bridge or
        mezzanine loans or in entities that make investments in real estate. We also note
        that you intend to operate your business in a manner that will permit you to
        maintain an exemption from registration under the Investment Company Act of
        1940. Please provide us with a detailed analysis of the exemption that you and
        your subsidiaries intend to rely on and how you or your subsidiaries' investment
        strategy will support that exemption. Please note that we will refer your response
        to the Division of Investment Management for further review.

4.   Please be advised that you are responsible for analyzing the applicability of the
        tender offer rules to your proposed share redemption program and for determining
        the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge
        you to consider all the elements of your share repurchase program in determining
        whether the program is consistent with relief granted by the Division of
        Corporation Finance in prior no action letters. See, for example, T REIT Inc.
        (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter
        dated December 3, 2003). To the extent you have questions as to whether the
        program is entirely consistent with the relief previously granted by the Division of
        Corporation Finance, you may contact the Division's Office of Mergers and
        Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering
        period of the shares being registered under this registration statement. Please be
        advised that you are responsible for analyzing the applicability of Regulation M to
        your share repurchase program. We urge you to consider all the elements of your
        share repurchase program in determining whether the program is consistent with
        the class relief granted by the Division of Market Regulation in the class
        exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the
        extent you have questions as to whether the program is entirely consistent with
        that class exemption you may contact the Division of Market Regulation.

6.   Please provide us with copies the relevant portions of any study, report, chart or
        book that you cite or on which you rely. Please mark the materials to specifically
        identify the portions that support your disclosure. Confirm that the industry
        reports or studies that you rely on were publicly available and not prepared for
        you and that you did not compensate the party that prepared these reports or
        studies. Alternatively, please file consents for the parties providing this data as
        exhibits to the registration statement. We note, for example, that much of the
        information in your Business section cites to or relies upon third party data.

7.   Please disclose the organization and offering expenses that have accrued to date.

8.   Please provide the information required by Item 19 of Form S-11 or advise.

Cover Page of Prospectus

9.   Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page, as required by Item 501.

10.   We note that there are some restrictions on the transferability of your common stock. In the third bullet point, please include a statement that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

11.   We note that your offering will not last beyond two years from the date of the prospectus, unless extended. Please revise to disclose the maximum amount of the extension or state the final termination based on a full extension.

Prospectus Summary, page 1

12.   We note the organizational chart on page 67. Please consider moving this chart to the summary section of your prospectus. Also, please add your operating partnership to the chart.

13.   Please revise to clarify that your sponsor is also your promoter and identify any other persons that would be considered your promoters in this section. Please refer to Item 11(d) of Form S-11.

Our Sponsor, Our Advisor and Our Property Manager, page 1

14.   We note your disclosure that your advisor owes you and your stockholders fiduciary duties. Please revise to clarify that its duties and responsibilities have been contracted out to CNL Lifestyle Company and that your advisor will have no operations or assets with which to satisfy any claim you may have of a breach of its duties. Also, please revise to discuss the business purpose of not entering into an advisory agreement with the entity that will actually provide your advisory services and manage your operations.

15.   We note the statement that your "property is managed under a property management agreement . . . ," (emphasis added). Please revise this statement to make it clear that you do not currently own any properties.

Borrowing Policies, page 2

16.   To balance out the disclosure of your intended target borrowing levels, please revise to clarify that 300% of net assets is equivalent to 75% of your aggregate assets. Also, throughout this document where you discuss your leverage policy, please revise to note your 75% leverage policy.

Compensation to Our Advisor and Affiliates, page 7

17.   We note your estimates that organization and offering expenses will be 1% of gross proceeds from the primary offering and that reimbursement of acquisition expenses will be 1% of the gross purchase price of the assets. It appears from your disclosure in the prior performance tables for CNL Lifestyle Properties, that both reimbursements exceeded the estimated 1%. Please revise to disclose your basis for the 1% disclosure.

18.   We note that you are basing your leveraged disclosure on 60% debt financing. Please revise to base your leverage disclosure on your 75% leverage policy. Please note that this comment also applies to the footnotes to your Use of Proceeds table on pages 56–58.

Questions and Answers about this Offering, page 15

19.   The Q&A should not repeat any information that appears in the summary and *vice versa*. For example, information from the following Q&As is repeated in the summary:

   ▪   Who is CNL Diversified Lifestyle Properties, Inc.?

   ▪   Who is CNL Financial Group, Inc.?

   ▪   Who is CNL Diversified Corp.?

   ▪   Will we use leverage?

   ▪   Will the distributions you receive be taxable as ordinary income?

   ▪   How does a "best efforts" offering work?

   Please revise to eliminate repetition between your Q&A and summary section.

Risk Factors, page 21

20.   We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

   •   Our stockholders may experience dilution, page 25;

   •   We may be restricted in our ability to replace our property manager . . . , page 25;

   •   There will be competing demands on our officers and directors, page 27;

   •   We may rely on various security provisions in our leases . . . , page 32;

   •   Our real estate assets may be subject to impairment charges, page 33;

   •   We may be subject to litigation, page 34;

- We compete with other companies for investments, page 35; and

- Our board of directors can take many actions without stockholder approval, page 53.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

The price of our shares was determined arbitrarily and may not bear any relationship to what a stockholder could receive if his or her shares were resold, page 21

21. Risk factors should be sufficiently precise so that investors can appreciate the magnitude of the risk presented. This risk factor does not fully describe the risk of the arbitrary offering price to investors. Please revise accordingly.

There may be a delay in investing the proceeds of this offering if our advisor is no able to immediately find suitable properties . . . , page 21

22. Each risk factor should contain a single, discreet risk. Here, the disclosure that a delay in investing the proceeds could be caused by the conflict of interest presented by your advisors simultaneously trying to find a suitable investment for another program should be described in a separate risk factor with its own subheading. Please revise accordingly.

Our real estate investment programs sponsored by CNL use investment strategies that are similar to ours . . . , page 27

23. Refer to the second paragraph of this risk factor, which discusses the risk presented if another CNL program pursues liquidation or listing. As noted above, each risk factor should contain a single, discreet risk. Please revise accordingly.

Management Compensation, page 59

24. In the column intended to disclose the recipients of the various fees, please revise to specifically identify the entity that will receive the described compensation. Such identification should also include CNL Lifestyle Company based on the service agreement disclosed in footnote 4. Please note that this comment also applies to the compensation table on pages 7–12.

25. We note that your advisor does not have any employees and will contract out its obligations to CNL Lifestyle Company. Please revise to clarify if CNL Lifestyle Company also provides advisory services, directly or indirectly, to your sponsor's

affiliates. If so, please revise to clarify how you will determine the reimbursement of personnel cost to be paid to CNL Lifestyle Company. Will you only provide reimbursements for personnel specifically allocated or dedicated to you?

26.   Please revise to clarify that to the extent you record any impairments, as discussed on page 105, that such impairments would not have any effect on the "real estate asset value" used to determine your asset management fee.

Conflicts of Interest, page 68

Prior and Future Programs, page 68

27.   Please expand your disclosure to specifically identify any affiliated programs that have similar investment objectives and are in direct competition with you.

Competition of Management Time, page 69

28.   Please revise to disclose a more exact approximation of the amount of time your executive officers will devote to you.

Compensation of our Advisor, page 70

29.   We note your disclosure that the timing and nature of your fees "may" result in a conflict of interests. Because the investment services and asset management fees are based on the purchase price or cost of your assets, it appears a conflict of interests is present in all decisions by your advisor in selecting between properties and purchases prices. As such, please revise to discuss the apparent conflict and specifically clarify that both fees are not performance based.

30.   We note that your board of directors will be responsible for determining if the compensation, as outlined in the Advisory Agreement, paid to your advisor and its affiliates is reasonable. Please revise to describe actions the board may take if it decides that the compensation is unreasonable.

Certain Conflict Resolution Procedures, page 71

31.   Refer to the second and third bullet points on page 71. Please describe in more detail how the board will make the determination that a transaction or loan is "commercially reasonable." Please also provide an example of "substantial justification" with respect to transactions with affiliates.

32.   Please revise to clarify if you will obtain an appraisal with any related party purchase. If so, please revise to clarify whether the appraisal must come from an independent third party.

33.   Please revise to clarify how the price will be determined if you sell any assets to a party related to your sponsor or advisor.

Investment Objectives and Criteria, page 73

Certain Limitations, page 75

34.   Please provide an example of "substantial justification" for investing in, or making, a mortgage loan when all loans would exceed 85% of the appraised value of the property.

Business, page 77

Investment and Leasing Structures, page 94

35.   We note your disclosure that you intend to enter into triple net leases with tenants or operators of your leisure and senior living properties. Please disclose the circumstances, if any, in which you may enter into gross or modified gross leases for these types of properties.

Mortgage Loans and Other Loans, page 96

36.   Please describe the credit quality parameters for the loans in which you may invest.

Prior Performance Summary, page 100

37.   We note your disclosure throughout that Messrs. Seneff and Bourne have "sponsored or co-sponsored, directly or indirectly," all the programs disclosed in this section. Please supplementally provide us with a more thorough, detailed analysis of their prior experience. For example, please explain the nature of their "indirect" sponsorships and discuss their respective roles and positions, including whether they were founders, with each of the prior programs discussed as well as the specific dates during which they were affiliated with such programs.

38.   We note that you have only provided tables that detail the prior programs' owned interests in real properties. Please revise your prior performance summary and tables to disclose all real estate assets, including mortgages and other real estate-related debt instruments, if any.

39.   Please include a discussion of any adverse business developments with respect to the prior programs disclosed in this section. We note, for example, that CNL

Hotels & Resorts, Inc. and CNL Lifestyle Properties, Inc. have previously experienced net losses. Refer to Item 8(A)(2) of Industry Guide 5 for guidance. Also, please tell us if any of the prior programs have had to suspend distribution payments or have experienced periods where they were not able to satisfy all redemption requests.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 104

Funds from Operations, page 106

40. Please revise to expand your explanation as to why you believe that modified FFO or MFFO is an appropriate measurement by which to assess your operating performance. Also, please discuss each adjustment made from NAREIT FFO to arrive at MFFO.

Management, page 109

41. Please include the specific dates and positions for your management's prior business experience. Refer to Item 401(e)(1) of Regulation S-K for guidance.

42. Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisor and its affiliates.

Summary of the Articles of Incorporation and Bylaws, page 136

43. Your disclosure that "[a]ll of [y]our shares offered hereby will be fully paid and nonassessable when issued" constitutes a legal conclusion. Please revise to attribute this disclosure to counsel.

Reports to Stockholders, page 169

44. We note that if there is no ongoing offering, you will furnish to your Plan stockholders an estimated value of your shares. We also note that you "may" provide such disclosure to your other stockholders. Please revise to clarify when it would be in the best interest of your stockholders to not provide such disclosure.

Definitions, pages 185

45. We note that you have included definitions of many of the terms found in your prospectus. Since it appears that you are using these terms for their common meanings, you could safely eliminate the use of these defined terms. Your

prospectus should be written in compliance with the plain English rules. See Rule
421 of Regulation C.

Appendix A – Prior Performance Tables – CNL, page A-1

46.   Please include a cross-reference to the narrative prior performance summary.
        Refer to Instruction 1 to Appendix II of Industry Guide 5.

47.   Please tell us why you have limited your prior performance disclosure to prior
        public programs as it is not clear to us that you meet the definition of having
        "public track record" as it is defined in Item 8 of Industry Guide 5.

Part II – Information Not Required In Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

48.   Please disclose the date of the sale of shares to your advisor. Refer to Item 701(a)
        of Regulation S-K for guidance.

Item 36. Financial Statements and Exhibits, page II-2

49.   Refer to the Form of Escrow Agreement filed as exhibit 10.2 to your registration
        statement. We note that the agreement, as filed, omits schedules and exhibits to
        the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material
        contracts in their entirety. Please file the complete agreement with your next
        amendment.

50.   Please submit all exhibits as promptly as possible. Please also consider providing
        us with drafts of your legality and tax opinions with your amendment. Note that
        we will review the exhibits prior to granting effectiveness of the registration
        statement and may have further comments after our review.

51.   Please tell us why you have filed the "Form of" various agreements and
        organizational documents. Explain why you are not able to file final, executed
        agreements and organizational documents prior to effectiveness of the registration
        statement.

Table VI – Acquisitions of Properties by Program

52.   Please revise to separately present each property acquisition rather than presenting
        it on an aggregate basis.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla (202) 551-3414 or Cicely LaMothe at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin at (202) 551-3391 or or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Peter E. Reinert
        via facsimile 407-843-4444